UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2025

Connect Invest II LLC

(Exact name of registrant as specified in its charter)

Commission File Number: 024-11466

Nevada (State or other jurisdiction of incorporation or organization)	85-3754690 (I.R.S. Employer Identification No.)

6700 Via Austi Parkway, Suite E Las Vegas, Nevada (Address of principal executive offices)	89119 (Zip Code)

(866) 795-7558
Registrant’s telephone number, including area code

Notes
(Title of each class of securities issued pursuant to Regulation A)

Part II.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

We make statements in this Annual Report on Form 1-K (“Annual Report”) that are forward-looking statements within the meaning of the federal securities laws. The words “outlook,” “believe,” “estimate,” “potential,” “projected,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “could” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Annual Report or in the information incorporated by reference into this Annual Report.

The forward-looking statements included in this Annual Report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to:

•	the status of borrowers, the ability of borrowers to repay real estate loans and the plans of borrowers;

•	expected rates of return and interest rates;

•	the attractiveness of our lending platform;

•	our financial performance;

•	the impact of our new structure on our financial condition and results of operations;

•	the availability and functionality of the trading platform;

•	our ability to retain and hire necessary employees and appropriately staff our operations;

•	our intellectual property;

•	legislative or regulatory changes impacting our business or our assets (including changes in the Securities and Exchange Commission (“SEC”) guidance related to Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”), or the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”));

•	our estimates regarding expenses, future revenue, capital requirements and needs for additional financing;

•	our compliance with applicable local, state and federal laws, including the Investment Advisers Act of 1940, as amended (the “Advisers Act”), the Investment Company Act and other laws; and

•	changes to U.S. generally accepted accounting principles (“U.S. GAAP”).

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this Annual Report. All forward-looking statements are made as of the date of this Annual Report and the risk that actual results will differ materially from the expectations expressed in this Annual Report will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this Annual Report, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this Annual Report, including, without limitation, the risks described under “Risk Factors,” the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Annual Report will be achieved.

Item 1.	Business

Overview

Connect Invest II, LLC (the “Company”, “Connect Invest II”, “We” or “Our”) is a Nevada limited liability company that operates as a real estate lender that raises capital used to fund real estate loans made to third-party borrowers. We operate in the space known as “social lending.” We were organized in Nevada in October 2020. We fund real estate loans made to third party borrowers originated by Ignite Funding, LLC, an affiliate of the Company (“Ignite”). The Company is managed by Connect Invest Corp. (“CIC”).  Our principal office is: Connect Invest II LLC, 6700 Via Austi Parkway, Suite E, Las Vegas, Nevada 89119; telephone: (866) 795-7558.

Ignite, which commenced operations in 1995, is a licensed mortgage broker, and as of December 31, 2025, Ignite has originated over 1,450 real estate-related loans with an aggregate principal amount of approximately $2.5 billion. Over the past five years, Ignite has funded approximately $1.3 billion in aggregate principal amount of real estate loans, with maturities ranging from three months to 18 months and an average loan payoff of ten months. The default rate on Ignite’s real estate loans over the five years ended December 31, 2025 is approximately $77 million, or 5.95%, with an aggregate loss of principal of $3,852,709 or 0.30%.

Our business objective is to operate the Connect Invest II platform to fund real estate loans made to commercial home builders and other commercial real estate developers whose financing needs are typically not met by traditional mortgage lenders. The Connect Invest II platform operates online only. Connect Invest II’s registration, processing and payment systems are automated and electronic. Connect Invest II requires the use of electronic payments as the means to remit cash payments on outstanding Notes. Connect Invest II has no physical branches and no deposit-taking and interest payment activities. Connect Invest II expects to fund commercial real estate loans made to borrowers initially identified by Ignite in the western United States.

Connect Invest II is offering in this Offering, up to $75,000,000 in aggregate principal amount of Notes, of which an aggregate principal amount of $33,989,180 was sold during the 12 months ended December 31, 2025. The Notes are unsecured, general recourse obligations of the Company and issued in two series: Series B and Series C (collectively, the “Notes”). The maturity date and interest rate of each series are:

	Maturity Date	Interest Rate	Amount Sold
Series A Notes	Discontinued	—	$23,701,832
Series B Notes	12 months after issuance	8.00%	$13,203,991
Series C Notes	24 months after issuance	9.00%	$24,699,070

Connect Invest II generates revenue through interest earned on the real estate loans it funds in an amount equal to the difference between the interest rate payable on those real estate and interest payable on the Notes offered pursuant to this Offering.

After Ignite receives a loan request from a borrower, it will initially verify and value the real estate collateral that will secure the proposed loan and then obtain the borrower’s credit profile to determine if the prospective borrower qualifies for our platform. Connect Invest II does not have a minimum net worth requirement for a prospective borrower; instead, it relies heavily on the quality of the collateral and the strength of the borrower based on its experience, track record and reputation as a borrower in the subject community. As part of its evaluations process, Ignite reviews the following characteristics of each loan (the “Origination Criteria”):

•	The loan-to-value or loan-to-cost ratio;
•	The term of the loan;
•	The length of time the borrower has been in business;
•	The existence of any prior borrowing relationship with Ignite;
•	The purpose of the loan;
•	The existence of any guarantee;
•	The existence of any extension option; and
•	The ratio of the borrower’s outstanding debt to total indebtedness owed to Ignite.

Borrowers must identify their intended use of real estate loan proceeds in their initial loan request.

Connect Invest II expects to attract investors to its website, www.connectinvest.com, through a variety of sources. Connect Invest II will drive traffic through referrals from other parties (which include online communities, social networks and marketers), through search engine results and through online and offline advertising.

The Online Social Lending Industry

Online social lending is a relatively new approach to commercial finance. Social lending uses an Internet-based network to provide investors access to investment opportunities, such as the real estate loans, in which they would not otherwise be able to participate. The provider of the lending platform generally provides transactional services for the online network. Online social lending also entails significantly lower operating costs compared to traditional banking and commercial finance institutions because there are no physical branches and related infrastructure, no deposit-taking and interest payment activities and extremely limited loan underwriting activities.

We view real estate lending delivered through an online social platform as an important new market opportunity. Key drivers of social lending include the following:

•	the possibility of attractive interest rates for investors;
•	the possibility for all investors to help each other by participating in the platform to their mutual benefit; and
•	growing acceptance of the Internet as an efficient and convenient forum for commercial transactions.

Market Opportunity

We believe there is a significant market opportunity to fund mortgage loans for commercial home builders and other commercial real estate developers whose financing needs are typically not met by traditional mortgage lenders. Due to restrictive underwriting standards and substantial lead time required by traditional mortgage lenders, such as commercial banks, many potential borrowers have been unable to obtain such financing or unwilling to complete the lengthy process often required by traditional lenders. As a funding source for non-conventional loans, we are more willing to fund projects that conventional lenders may not deem creditworthy, including acquisition of raw and unimproved land and infrastructure development. Because of the increased risks associated with these types of loans, we expect that borrowers will be willing to pay interest rates that are generally 500 to 1,000 basis points above the rates charged by conventional lenders such as banks and insurance companies. For example, if conventional lenders are charging an interest rate of 5%, a borrower whose needs cannot be met by a conventional lender may be willing to pay an interest of 10% to 15%.

Marketing

Connect Invest II’s marketing efforts are designed to attract investors to its website, to enroll them as investors and to close transactions with them. Connect Invest II believes there are significant opportunities to increase the number of investors who use its platform through additional marketing initiatives. Connect Invest II employs a combination of paid and unpaid sources to market its platform. Connect Invest II also invests in public relations to build its brand and visibility. Connect Invest II is constantly seeking new methods to reach more potential investors.

Connect Invest II expects to continuously measure website visitor-to-investor conversion. Connect Invest II tests graphics and layout alternatives in order to improve website conversion. Connect Invest II will also seek to customize the website to its investors’ needs whenever possible. Connect Invest II carefully analyzes visitor website usage to understand and overcome barriers to conversion.

How the Connect Invest II Platform Operates

New Investor Registration

The first step in using Connect Invest II’s platform is new investor registration. During registration, investors establish online screen names. New investors must agree to the terms and conditions of Connect Invest II’s website, including agreeing to conduct transactions and receive disclosures and other communications electronically. All investors, in addition to meeting Connect Invest II’s financial suitability requirements:

•	must be U.S. citizens or permanent residents;
•	must be at least 18 years old;
•	must have valid email accounts;
•	must have U.S. social security numbers; and
•	must have an account at a financial institution with a routing transit number.

During investor registration, Connect Invest II verifies the identity of investors by comparing supplied names, social security numbers, addresses and telephone numbers against the names, social security numbers, addresses and telephone numbers in the records of a consumer reporting agency, as well as other anti-fraud and identity verification databases. Each investor is also required to provide Connect Invest II with such information as Connect Invest II reasonably requires so that it can verify the “qualified purchaser” status of each investor. Connect Invest II also requires each new investor to supply information about the investor’s bank account including routing numbers. Potential investors must also enter into a note purchase agreement (the “Note Purchase Agreement”) with us, which will govern all purchases of Notes the investor makes through Connect Invest II’s platform.

Ignite Real Estate Loan Administration

General

Initially, Connect Invest II will only fund loans originated by Ignite. Connect Invest II may in the future, however, enter into loan funding agreements with other loan originators or loan aggregators. In that event, the loans Connect Invest II funds may have different characteristics than the loans identified by Ignite. Prospective borrowers submit to Ignite loan requests through the completion of a loan request summary that contains, among other things, the amount of the real estate loan, including prepaid finance charges, a calculation of the loan payment, including the amount of the monthly interest payment and the maturity date, and a general description of the type of collateral for the loan. Loan requests may range from $100,000 to $10 million. Connect Invest II may fund multiple real estate loans to a single borrower, but each real estate loan will be secured by a separate real estate project.

Origination Criteria

Ignite will continuously seek to identify prospective third-party borrowers and originate real estate loans to be funded. Connect Invest II’s investors will not be entitled to act on any proposed real estate loan. In evaluating funding opportunities, Ignite places more emphasis on the underlying collateral value rather than the general credit worthiness of the borrower. Ignite will also obtain title reports and title policies on the property, as well as proof of general liability, hazard and builder’s risk insurance, as applicable. As part of the evaluation process, Ignite also requires all prospective borrowers to provide financial statements and tax returns. In addition, Ignite will obtain a credit report on the borrower from a national credit reporting agency.

In evaluating prospective real estate loans, Ignite will also conduct substantial due diligence and consider several investment guidelines, including, without limitation, the following:

•	Funding the entire principal amount of the real estate loans.
•	Generally, the first lien status of the real estate loans.
•	Evaluating each real estate loan based on specific loan-to-value (“LTV”) or loan-to-cost (“LTC”) ratios relating to the type of real estate loan being made. The LTV ratio compares the total amount being borrowed to the value of the property as supported by an appraisal, comparable sales prices, or other accepted valuation methodology. The LTC compares the total amount being borrowed to the borrower’s cost basis in the subject property. We will obtain an appraisal for every real estate loan. We may also use other valuation methodologies in our valuation analysis. We do not intend to fund real estate loans that have an LTV or LTC ratio greater than 80%; however, the Manager has the discretion to authorize the funding of such loans on a case-by-case basis.

Type of Collateral	Expected Maximum Loan-to-Value Ratio
Raw and unimproved land	Generally 65%
Property under development	Generally 70% (of anticipated post-development value)
Construction	Generally 75% (of anticipated post-construction value)
Commercial property	Generally 80% (of anticipated income levels)

•	Requiring no minimum net worth requirement for a prospective borrower; instead, Ignite relies heavily on evaluating the strength of the borrower based on its experience, track record and reputation as a borrower in the subject community. The established strength of the borrower provides insight into a borrower’s ability to fulfill the proposed exit strategy and anticipated holding period necessary for a strategic disposition of the property.
•	Requiring each prospective borrower and any guarantor to provide tax returns and financial statements for the prior two years for Ignite to evaluate the strength of the borrower and the personal guaranty.
•	Requiring income-producing properties to generally have a debt service coverage ratio of 1.25:1, which is typically achieved if the property has at least a 60% occupancy rate.
•	Analyzing the property securing a potential investment for the possibility of capital appreciation or depreciation.
•	Requiring a review of the status and condition of the recorded title of the property.
•	Focusing primarily on geographic locations in the Western United States, which is where Ignite believes it possesses the requisite market knowledge, although there are no geographic limitations on the opportunities Ignite will consider.

Connect Invest II may fund real estate loans with higher LTV ratios if the loan is supported by credit adequate to justify such higher ratio, including personal guarantees. Occasionally the collateral may include personal property as well as real property. Connect Invest II does not have specific requirements with respect to the projected income or occupancy levels of a property securing its investment in a loan. The expected LTV ratios do not apply to financing offered to the purchaser of any real estate acquired through foreclosure, or to refinance an existing development or construction loan that is in default when it matures. In those cases, Connect Invest II may accept any reasonable financing terms it deems to be commercially reasonable.

An independent property valuation will be obtained for the assets securing each of the real estate loans. LTV ratios are based on sales comparables or other accepted valuation methodologies at the time of funding and may not reflect subsequent changes in value. No sales comparables or other accepted valuation methodologies may be dated more than 12 months prior to the funding date of the loan.

A part of our business strategy is to provide financing to acquirers or developers of real estate, mostly in the form of short-term, bridge loans, which necessitate underwriting standards that are less restrictive than traditional mortgage lenders and a loan approval process that is faster than traditional lenders. Substantially all of the real estate loans that Connect Invest II funds are expected to be “balloon payment” loans, which are loans requiring the payment of all principal at the maturity of the loan. Balloon payment loans are non-investment grade and, therefore, carry a high risk of default. Balloon payment loans are also riskier than amortizing loans because the borrower’s repayment depends on its ability to refinance the loan or sell the property.

We anticipate that a majority of the real estate loans that we fund will consist of “interest-carry” mortgage loans, meaning the borrower will be provided with sufficient financing to enable it to make the interest payments during the term of the loan. We believe that in many cases these real estates are riskier than the mortgage loans made by commercial banks. However, in return we expect to receive a higher interest rate on these real estate loans than more traditional lenders. We have instituted measures designed to mitigate the risks associated with these real estate loans, such as imposing a lower loan-to-value ratio with respect to loans we determine to be more risky (thereby providing a larger equity cushion if real estate values decline).

Connect Invest II intends to fund loans to borrowers primarily in the western United States.

Interest Rates

After the borrower has completed the loan application process and Ignite has determined to continue the origination process, an interest rate is then assigned to the loan request. Ignite establishes the interest rates on a loan-by-loan basis after evaluating several different factors relating to the applicable real estate loan. The factors considered by Ignite in determining the interest include the following:

•	Type/purpose of the loan - Unentitled raw land - Entitled raw land - Development - Construction/redevelopment
•	Term of the loan
•	Length of optional extension terms
•	Loan-to-Cost/Loan-to-Value
•	Length of time that borrower has been in business
•	Personal guarantee
•	Years borrowing though Ignite/payment history

In addition to these factors, Ignite will evaluate the level of competition for making the loan, both as to the borrower and the assets. Ignite is involved in a highly competitive industry, so, on occasion, Ignite will discount the interest rate that it would otherwise apply to a particular real estate loan in order to assure that it will have the opportunity to originate the loan.

Standard Terms of the Real Estate Loans

All real estate loans will be secured by real estate owned by the borrowers and will have fixed interest rates and maturities ranging from six months to three years. The real estate loans will provide for monthly interest payments, with all principal due at maturity of the loan, and may be repaid in whole or in part at any time without prepayment penalty. In the case of a partial prepayment, the dollar amount, but not the rate, of the borrower’s monthly interest payment will be reduced.

Post-Closing Loan Servicing

Ignite will service the real estate loans pursuant to the terms of the applicable Servicing Agreement. See “—Servicing Agreement.” Ignite’s servicing procedures on the real estate loans generally involve it transferring payments received from the borrowers under the real estate loans to Connect Invest II by ACH transfer. Such funds are then transferred by Connect Invest II to a clearing account in its name where they remain until the amounts clear.

Collection Process

Under the terms of the Servicing Agreement, Ignite will initiate collection procedures in the event of a borrower default under the terms of the applicable real estate loan. See “ — Servicing Agreement.” When a real estate loan is past due and payment has not been received within 10 days of the due date, Ignite will contact the borrower to request payment. After a 10-day grace period, Ignite may, in its discretion, assess a late payment fee. The amount of the late payment fee is up to 15% of the unpaid installment amount or such lesser amount as may be provided by applicable law. This fee may be charged only once per late payment. During this 10-day grace period, Ignite may also work with the borrower to structure a new payment plan in respect of the real estate loan. Any such modification to the payment terms of a real estate loan will not require the consent of any holder of the Notes.

Following the expiration of the applicable grace period (whether as a result of the borrower’s failure to timely make an interest or principal payment, Ignite will notify Connect Invest II (along with any other party providing funding for such real estate loan) as to Ignite’s evaluation through communication with the borrower to determine the most optimal outcome. The optimal outcome may include, but is not limited to; loan term modification and/or forbearance of interest or payoff received, negotiation of Deed in Lieu or to proceed with foreclosure by filing a Notice of Default, which process and timeline is dictated by state laws governed by the location of the real estate. Ignite will evaluate and provide all options available to lenders through a ballot vote, which requires 51% of the majority loan amount to determine the course of action taken by Ignite on behalf of the lenders.

A Loan Modification and/or Forbearance Agreement may extend the loan term (Initial Maturity Date) delaying foreclosure proceedings and allowing borrower payments to be suspended or modified for a designated period. Loan modification and/or forbearance may be considered as an optimal resolution should the borrower require a limited timeframe to resolve the delinquency without future action required.

The consideration for a Deed in Lieu is not typically the optimal resolution as it requires lenders to release the borrower and Guarantors from their obligation under the Note and acquire the unknown liabilities associated with the real estate upon transfer of ownership. This process does however reduce cost and the timeframe of completing the foreclosure proceedings.

If the borrower is unwilling to enter into a Deed in Lieu of foreclosure within the designated time period or if Ignite determines that process is not advisable, Ignite will, if authorized by the Majority Lenders, commence foreclosure proceedings with respect to the real estate collateral by filing a Notice of Default on the property. The borrower will then have a cure period, generally between 90 and 120 days, depending on the laws of the state in which the property is located, during which the borrower can pay all amounts due under the real estate loan. Following the termination of the cure period, Ignite will foreclose on the property in accordance with the laws of the applicable state, which typically require some form of “Trustee Sale” process be undertaken. During this period, the borrower may file for bankruptcy or initiate some other form of litigation against Ignite or Connect Invest II to delay or prevent the foreclosure of the property.

Upon the execution of a Deed in Lieu of foreclosure or the successful completion of the foreclosure process, the parties providing funding for the real estate loan, including Connect Invest II, will take title to the real estate assets securing the defaulted real estate loan. Ignite will then evaluate the optimal way to monetize the property to provide Connect Invest II with funds to repay the Notes. Among the alternatives that would be available to Ignite, with the approval of the Majority Lenders, are selling, leasing or refinancing the property. Ignite will select the alternative that it believes gives it the highest probability to secure funds sufficient to repay the applicable Notes, subject to the approval of the Majority Lenders, which would consist solely of Connect Invest II if it has funded at least 51% of the applicable real estate loan. Investors will be provided status updates on the collection process through monthly investor account statements, Connect Invest II web site and specific e-mail correspondence.

Ignite’s normal collection process changes in the event of a borrower bankruptcy filing. When Ignite receives notice of the bankruptcy filing, as required by law, it ceases all payments on the real estate loan. Ignite also defers any other collection activity. The status of the real estate loan switches to “bankruptcy.” The bankruptcy action results in an automatic stay of any action by a creditor, which prevents the real estate collateral from being transferred or sold. Automatic stays are injunctions that prevent most forms of debt collection that go into effect immediately upon filing for bankruptcy. Ignite then will begin legal proceedings to obtain a Lift Stay to remove the property from the bankruptcy injunction. The Lift Stay process generally takes 30 to 60 days, as it requires a notice to be filed and a court hearing. The court may rule in one of two ways: in favor of Ignite and remove the property from the bankruptcy, thus allowing Ignite to proceed with the foreclosure, or grant the borrower additional time to sell the property, thus providing the borrower with the protection of the bankruptcy action.

Servicing Agreement

General. Ignite has agreed to service each real estate loan pursuant to the terms of its Servicing Agreement with Connect Invest II. Pursuant to the terms of the Servicing Agreement, Ignite is always required to use commercially reasonable efforts to service and collect the real estate loans in accordance with industry standards customary for loans of the same general type and character. This standard of care applicable to Ignite under the Servicing Agreement is called the “Servicing Standard.” Subject to the Servicing Standard, Ignite has full power and authority to take any actions in connection with the servicing and administration of the real estate loans that it deems to be necessary or desirable, provided that any amendment or modification of the terms of any real estate loan requires the prior approval of Connect Invest II. Ignite may act alone or through agents but will remain responsible for the proper performance of its duties by any agents it appoints. The receipt payments on the real estate loans by Connect Invest II will be dependent upon the performance by Ignite of its duties under the Servicing Agreement.

Subject to the Servicing Standard, Ignite is responsible for protecting the interest of Connect Invest II in the real estate loans by dealing effectively with borrowers who are delinquent or in default. Ignite is required to maintain an adequate accounting system that will immediately identify delinquent loans and to maintain procedures for sending delinquent notices, assessing late charges and preparing individual analyses of distressed or chronically delinquent real estate loans. Ignite has sole discretion to determine (1) the timing and content of communications sent to delinquent borrowers and (2) when and whether to refer a delinquent loan for collection, initiate legal action to collect a delinquent loan, sell a delinquent loan to a third party or accelerate the maturity of a delinquent loan that is at least ninety (90) days past due. Ignite is authorized to select and engage on Connect Invest II’s behalf, but subject to Ignite’s oversight and responsibility, any collection agency to which any delinquent loan is referred for collection and to determine the amount of its compensation (which shall not, however, exceed 6% of the amount of any recoveries obtained, in addition to any legal fees and transaction fees associated with payment processing incurred in the collection effort). Ignite will be deemed to have undertaken commercially reasonable servicing and collection efforts if it refers a delinquent loan to a collection agency within five business days after such loan first became thirty (30) days past due.

Subject to the Servicing Standard and the approval of Connect Invest II, Ignite may waive, modify or vary any non-material terms of any real estate loan, consent to the postponement of strict compliance with any such term or grant a non-material indulgence to any borrower. Notwithstanding the foregoing, in the event that any real estate loan is in default or, in the judgment of Ignite, such default is reasonably foreseeable, or Ignite otherwise determines that such action would be consistent with the Servicing Standard, and provided that Ignite has received the prior approval of Connect Invest II, Ignite may also waive, modify or vary any term of any real estate loan (including material modifications that would change the interest rate, defer or forgive the payment of principal or interest, change the payment dates or change the place and manner of making payments on such real estate loan), accept payment from the related borrower of an amount less than the principal balance in final satisfaction of such real estate loan or consent to the postponement of strict compliance with any term or otherwise grant any indulgence to any borrower. The modifications contemplated by this servicing provision would be in situations, common to loan servicing industry practices, where a reasonable forbearance or extension of time for payment to be received would prevent a borrower from defaulting entirely on the loan or filing for bankruptcy. From the Note holders’ perspective, such modifications would only be employed in situations where a greater loss would be avoided.

Any such actions taken by Ignite in relation to any real estate loan will not require the approval of the holders of the related Notes and will, nonetheless, be binding on the holders of the related Notes and may reduce the amount of payments to be made on such Notes or result in no further payments being made.

Servicing Fees. The borrower under each real estate loan will pay to Ignite a servicing fee relating to the services provided by Ignite under the Servicing Agreement in an amount initially equal to 0.50% of the original principal amount of such borrower’s real estate loan, subject to adjustment from time to time to reflect market conditions.

Exculpation and Indemnity. Ignite will not be liable under the Servicing Agreement to Connect Invest II, any Note holder, any borrower or any other person for any actions it takes or fails to take in connection with the servicing of the real estate loans or for any errors in judgment, except as described below.

Ignite and any of its directors, officers, employees or agents may rely in good faith on any document of any kind that appears to be properly executed and submitted by any person respecting any matters arising in connection with the Servicing Agreement, except to the extent that Ignite knows that such document is false, misleading, inaccurate or incomplete.

Ignite has agreed to indemnify Connect Invest II and it officers, managers, employees and agents against any and all claims, damages, losses, liabilities and expenses (including, without limitation, reasonable counsel fees and disbursements), joint or several (collectively, “Damages”), directly or indirectly resulting from:

•	the failure of Ignite to perform its duties under the Servicing Agreement,
•	the material breach of any of Ignite’s representations, warranties, covenants or agreements contained in the Servicing Agreement,
•	the acts or omissions of any permitted subservicer or service provider engaged by Ignite to service the real estate loans in accordance with the Servicing Agreement, and
•	any infringement or misappropriation by Ignite of any patent, copyright, trademark, servicemark, trade secret or other proprietary right of any other person;

provided, however, that Ignite will not be responsible for any Damages resulting from:

•	the failure of Connect Invest II to perform its duties under the Servicing Agreement (unless such failure resulted from the actions or omissions of Ignite),
•	the material breach of any of Connect Invest II’s representations, warranties, covenants or agreements contained in the Servicing Agreement (unless such breach resulted from the actions or omissions of Ignite),
•	the origination, making, funding, sale or servicing of any real estate loans or Notes following the termination of the Servicing Agreement,
•	the absence or unavailability of any books, records, data, files or other documents relating to a real estate loan, unless resulting from Ignite’s actions or omissions, or
•	compliance with any instructions of Connect Invest II if such instructions did not comply with applicable law.

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

This Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements. You should not place undue reliance on forward-looking statements, and you should consider carefully the statements made elsewhere in this Annual Report that identify important factors that could cause actual outcomes to differ from those expressed or implied in our forward-looking statements, and that could materially and adversely affect our business, operating results and financial condition.

This Management’s Discussion and Analysis should be read together with the financial statements and notes thereto, included elsewhere in this Annual Report.

Overview

We are a real estate lender that raises capital used to fund real estate loans made to third-party borrowers. We allow qualified borrowers, whose financing needs are typically not met by traditional mortgage lenders, to obtain real estate-related commercial loans. As a part of operating our lending platform, we verify the identity of borrowers, obtain borrowers’ credit profiles and screen borrowers for eligibility to participate in the platform and facilitate the origination of real estate loans through our agreement with Ignite, our loan originator. Ignite will also provide servicing for the real estate loans on an ongoing basis.

We were organized in Nevada in October 2020 and have a limited operating history. We are currently offering three series of Notes, with each series of Notes having a different interest rate and maturity date. Ignite serves as the originator for all real estate loans funded with the proceeds from the issuance of the Notes.

Critical Accounting Policies and Estimates

Below is a discussion of the accounting policies that management believes are critical our operations. We consider these policies critical in that they involve significant management judgments and assumptions, require estimates about matters that will be inherently uncertain and because they are important for understanding and evaluating our reported financial results. These judgments will affect the reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses.

Revenue Recognition

Connect Invest II generates revenue from interest earned on the real estate loans it funds in an amount equal to the difference between the interest rate payable on those real estate loans and the interest payable on the Notes.

Interest income on any loans that we fund will be accrued and recorded in our statement of operations as earned. Loans will be placed on non-accrual status when any portion of scheduled principal or interest payments is 90 days past due, or earlier, when concern exists as to the ultimate collectability of outstanding principal or interest. When a loan is placed on non-accrual status, the accrued and unpaid interest is reversed and interest income is recorded when the principal balance has been reduced to an amount that is deemed collectible. Loans will return to accrual status when principal and interest become current and are anticipated to be fully collectible on a timely basis.

Results of Operations

Connect Invest II was organized in October 2020 and, as of December 31, 2025, has issued an aggregate of $64,503,893 of Notes. We will use all the proceeds from the issuance of the Notes to fund the real estate loans, and as of December 31, 2025, we have funded $62,821,500 of real estate loans. We generate revenue from interest earned on the real estate loans that we hold for investment. The Company is currently engaged in an offering of an aggregate principal amount of $75 million of its Notes, consisting of (1) Series A Notes, with a six- month maturity date, (2) Series B Notes, with a 12-month maturity date and (3) Series C Notes, with a 24-month maturity date. The Company is no longer offering additional Series A Notes for sale.

The statements of operations data set forth below with respect to the twelve-month periods ended December 31, 2025 and December 31, 2024 are derived from, and are qualified by reference to, the audited financial statements and should be read in conjunction with those audited financial statements and the notes thereto contained elsewhere in this Offering Statement.

Net Interest

Net Interest Income increased by $335,105 to $560,330 for the twelve months ended December 31, 2025, as compared to $225,225 for the twelve months ended December 31, 2024. This increase was primarily due to the increase in interest income from the real estate loans acquired with the proceeds of the Note sales.

Net Loss

Net loss increased by $718,747 to $(629,988) for the twelve months ended December 31, 2025, as compared to a Net Income of $88,759 for the twelve months ended December 31, 2024. This increase in net loss was attributable to increases in provisions for credit losses, asset management fees and professional expenses resulting from increased sales of Notes and the resulting increased purchase of real estate loans with the proceeds of the Note sales.

Cost of Revenue

Cost of revenue increased by $1,060,125 to $1,197,374 for the twelve months ended December 31, 2025, as compared to $137,249 per SOO for the twelve months ended December 31, 2024. This increase in cost of revenue was attributable to real estate loans acquired in 2025 as compared to 2024.

Liquidity and Capital Resources

Connect Invest II is dependent on the proceeds from the issuance of the Notes to conduct its proposed operations. As of December 31, 2025, the Company has issued $34,414,996 per SCF Iaggregate principal amount of Notes outstanding and its total operating assets consist of $814,405, in cash, $29,795,581 in loans receivable and $289,,609 in interest receivable and $9,549 due from a related party. Connect Invest II may from time to time incur indebtedness to lend to borrowers for real estate loans originated by Ignite. Pursuant to the terms of the Company’s operating agreement, the members of the Company are required to make capital contributions in order to provide the funds necessary to pay the costs of our offering of the Notes.

We believe the near- and intermediate-term market for origination of real estate loans is one of the most compelling from a risk-return perspective in recent history. In light of the increasing number of maturities of real estate loans, we expect that the demand for refinancing of real estate loans over the next five years will be much greater than the market’s capacity to provide capital. This provides an opportunity for us to provide local and national homebuilders and developers with an alternative source of capital. We expect that the scarcity of debt capital available to refinance the real estate loan maturities in the near future, combined with a prolonged recovery of real estate sales volume, will create opportunities for us to provide alternative real estate financing upon favorable terms.

Item 3.	Directors and Officers

MANAGEMENT

Executive Officers and Managers

We operate under the direction of the Manager, which is responsible for directing the management of our business and affairs. As a result, we have no employees. See “The Manager and the Management Agreement.”

The following table sets forth information regarding our executive officers and managers (which we refer to herein as “directors”) as of April 30, 2026:

Executive Officers and Managers(1):

Name	Age	Position(s)
Todd B. Parriott	55	Chairman of the Board and Chief Executive Officer
Greg Phillips	41	Director
Jay Cunningham	55	Director
Mason Weiler	28	Director of Operations
John Gutke	49	General Counsel

______________

(1) The address of each executive officer and manager is 6700 Via Austi Parkway, Suite E, Las Vegas, NV 89119.

Todd B. Parriott

Todd B. Parriott serves as a manager and Chief Executive Officer of the Company. He has held the role of manager since October 2020 and has led CM Group as President and Chief Executive Officer since November 2007. He has also served as President and Chief Executive Officer of 2020 Capital since April 2011. Mr. Parriott earned a Bachelor of Science in Marketing from the University of Nevada, Las Vegas, in 1994.

Greg Phillips

Greg Phillips was appointed to the Board of Directors in September 2021. Since March 2011, he has served as in-house counsel for a national technology platform enabling online real estate transactions, bringing extensive expertise in technology platforms, real estate transactions, and default mortgage servicing. He holds a Bachelor of Arts from the University of Southern California (2006) and earned a Juris Doctor from USC (2010). He is admitted to the California Bar and maintains active status.

Jay Cunningham

Jay Cunningham was appointed to the Board of Directors in September 2021. He is a Principal and Senior Global Research Analyst at Aristotle Capital Management, a role he has held since 2013. Previously, he served as Senior Vice President and Senior Analyst at Metropolitan West Capital Management (Newport Beach, CA) from 2005 to 2012. He also held roles at Hibernia Southcoast Capital, AIM Investments, and the Retirement Systems of Alabama prior to 2005. Mr. Cunningham earned a BA in Communications from the University of Alabama, an MBA from Auburn University, and is a CFA charter holder.

Mason Weiler

Mr. Weiler, an Iowa native, serves as the Director of Operations at Connect Invest II leveraging three years of real estate experience. He oversees system development, loan management, and refining company policy and procedures at Connect Invest II. Mason holds a Bachelor of Science in Engineering Management with a focus in Business Data Analytics from Arizona State University.

John Gutke

John H. Gutke serves as Chief Legal Officer of the Company. Mr. Gutke has 20 years of experience as a business and commercial attorney, with a focus on complex financial, contractual, and real estate-related matters, including both litigation and transactional work. He is the founder of Gutke Law Group, a Las Vegas-based law firm, where he has represented clients in a wide range of disputes and transactions, including partnership disputes, business torts, bankruptcy matters, asset acquisitions, and real estate-related transactions. Prior to founding Gutke Law Group, Mr. Gutke was a partner at a nationally recognized AmLaw 100 law firm, where his practice focused on complex commercial litigation.

In his current role, Mr. Gutke advises the Company and its affiliated entities on legal and regulatory matters related to real estate finance, including compliance, capital formation, and transactional structuring. He also serves as General Counsel for Ignite Funding, LLC and its affiliated companies, where he oversees legal strategy, regulatory compliance, and risk management across multiple platforms.

Mr. Gutke earned both a Bachelor’s and Master’s degrees in Economics from Utah State University and received his Juris Doctor from the University of Oregon School of Law. He has been admitted to practice law in the State of Nevada since 2006.

Board Composition and Election of Directors

Our board of directors currently consists of three members, two of which are independent. An “independent director” is a person who is not one of our officers or employees or an officer or employee of Ignite or its affiliates and has not been so for the previous two years. Holders of the Notes offered through our platform will have no ability to elect or influence our directors or approve significant corporate transactions, such as a merger or other sale of our company or its assets.

We operate under the direction of our board of directors, the members of which are accountable to our stockholders as fiduciaries. The board is responsible for the management and control of our affairs.

Each director will serve until the next annual meeting of members and until his successor has been duly elected and qualified. Although our board of directors may increase or decrease the number of directors, a decrease may not have the effect of shortening the term of any incumbent director. Any director may resign at any time or may be removed with or without cause by the stockholders upon the affirmative vote of at least a majority of all the votes entitled to be cast at a meeting called for the purpose of the proposed removal. The notice of the meeting will indicate that the purpose, or one of the purposes, of the meeting is to determine if the director shall be removed.

Unless filled by a vote of the stockholders as permitted by Nevada law, a vacancy created by an increase in the number of directors or the death, resignation, removal, adjudicated incompetence or other incapacity of a director will be filled by a vote of a majority of the remaining directors. As provided in our charter, nominations of individuals to fill the vacancy of a board seat previously filled by an independent director will be made by a committee consisting solely of all of our independent directors.

Our directors are accountable to us and our stockholders as fiduciaries. This means that our directors must perform their duties in good faith and in a manner each director believes to be in our and our stockholders’ best interests. Further, our directors must act with such care as a prudent person in a similar position would use under similar circumstances, including exercising reasonable inquiry when taking actions. However, our directors and executive officers are not required to devote all of their time to our business and must only devote such time to our affairs as their duties may require. We do not expect that our directors will be required to devote a substantial portion of their time to us in discharging their duties.

In addition to meetings of the various committees of the board, which committees we describe below, we expect our directors to hold at least four regular board meetings each year. Our board has the authority to fix the compensation of all officers that it selects and may pay compensation to directors for services rendered to us in any other capacity.

Director Independence

Because our common stock is not listed on a national securities exchange, we are not required to maintain a board consisting of a majority of independent directors or to maintain a nominating committee or compensation committee consisting solely of independent directors. Our board of directors has not analyzed the independence of our directors under any applicable stock exchange listing standards. Holders of the Notes have no ability to elect or influence our directors.

Board Committees

Our board of directors may delegate many of its powers to one or more committees. As of December 31, 2025, no board committees have been established.

Director Compensation

We compensate each of our independent directors with an annual retainer of $4,000.

Executive Officer Compensation

We do not currently have any employees nor do we intend to hire any employees who will be compensated directly by us. Each of our executive officers is an executive officer of the Manager and will receive compensation for his or her services, including services performed for us on behalf of the Manager, from the Manager. As executive officers of the Manager, these individuals will serve to manage our day-to-day affairs, oversee the review, selection and recommendation of funding and/or acquisition of real estate loans and monitor the performance of those loans.

Limitations on Officers’ and Directors’ Liability and Indemnification Agreements

As permitted by Nevada law, our limited liability company agreement does not prescribe any fiduciary duties for our directors, and as a result, our directors will not be personally liable for monetary damages for acts or omissions that might constitute breaches of fiduciary duties for directors of corporations. Our limited liability company agreement limits the liability of our directors to the fullest extent under applicable law.

These limitations do not apply to liabilities arising under federal securities laws and do not affect the availability of equitable remedies, including injunctive relief or rescission.

As permitted by Nevada law, our limited liability company agreement also provides that:

•	we will indemnify our directors and officers to the fullest extent permitted by law;
•	we may indemnify our other employees and other agents to the same extent that we indemnify our officers and directors; and
•	we will advance expenses to our directors and officers in connection with a legal proceeding, and may advance expenses to any employee or agent; provided, however, that such advancement of expenses shall be
•	made only upon receipt of an undertaking by the person to repay all amounts advanced if it should be ultimately determined that the person was not entitled to be indemnified.

The indemnification provisions contained in our limited liability company agreement are not exclusive.

The Manager and the Management Agreement

The Manager

We currently operate under the direction of Connect Invest Corp., the Manager, which is responsible for directing the management of our business and affairs, managing our day-to-day affairs, and implementing our financing strategy. The Manager and its officers and directors are not required to devote all of their time to our business and are only required to devote such time to our affairs as their duties require.

We will follow financing guidelines adopted by the Manager and the acquisition and funding policies set forth in this Offering Circular unless they are modified by our board of directors. The Manager may establish further written policies and will monitor our administrative procedures, investment operations and performance to ensure that the policies are fulfilled, subject to approval by our board of directors.

The Manager performs its duties and responsibilities pursuant to a management agreement between the Manager and the Company. The Manager maintains a contractual, as opposed to a fiduciary relationship, with us and our stockholders. Furthermore, we have agreed to limit the liability of the Manager and to indemnify the Manager against certain liabilities. The terms of the new management agreement with Connect Invest Corp. will be the same as the terms described below.

Responsibilities of the Manager

The responsibilities of the Manager include:

Advisory, Acquisition and Funding Services

•	approve and oversee our overall acquisition and funding strategy, which will consist of elements such as selection criteria, diversification strategies and disposition strategies;
•	adopt and periodically review our acquisition and funding guidelines;
•	structure the terms and conditions of our third-party contractual relationships;
•	enter into service contracts;
•	approve and oversee our debt financing strategies;
•	obtain market research and economic and statistical data in connection with our acquisition and funding objectives and policies;
•	oversee and conduct the due diligence process related to prospective real estate loans; and
•	negotiate and execute approved investments and other transactions.

Accounting and Other Administrative Services

•	manage and perform the various administrative functions necessary for our day-to-day operations;
•	provide or arrange for administrative services, legal services, office space, office furnishings, personnel and other overhead items necessary and incidental to our business and operations;
•	provide financial and operational planning services and portfolio management functions;
•	maintain accounting data and any other information concerning our activities as will be required to prepare and to file all periodic financial reports and returns required to be filed with the SEC and any other regulatory agency, including annual financial statements;
•	maintain all appropriate Company books and records;
•	oversee tax and compliance services and risk management services and coordinate with appropriate third parties, including independent accountants and other consultants, on related tax matters;
•	supervise the performance of such ministerial and administrative functions as may be necessary in connection with our daily operations;
•	provide us with all necessary cash management services;
•	evaluate and obtain adequate insurance coverage based upon risk management determinations;
•	provide timely updates related to the overall regulatory environment affecting us, as well as managing compliance with regulatory matters;
•	evaluate our corporate governance structure and appropriate policies and procedures related thereto; and
•	oversee all reporting, record keeping, internal controls and similar matters in a manner to allow us to comply with applicable law.

Financing Services

•	identify and evaluate potential financing and refinancing sources, engaging a third-party broker if necessary;
•	negotiate terms of, arrange and execute financing agreements;
•	manage relationships between us and our lenders, if any; and
•	monitor and oversee the service of our debt facilities and other financings, if any.

Disposition Services

•	evaluate and approve potential asset dispositions, sales or liquidity transactions; and
•	structure and negotiate the terms and conditions of transactions pursuant to which our assets may be sold.

Management Compensation

The Manager will receive a management fee equal to one-twelfth (1/12) of 1% of the aggregate principal amount of the Notes outstanding at the end of each calendar month. The management fee will be payable in arrears no later than the 10th calendar day of the subsequent calendar month. The amount of the fee will not be dependent on the maturity date of the Notes that have been issued; however, to the extent that the Company is unable to issue new Notes following the maturity of previously issued Notes, its management fee for subsequent months will be less than previous months in which a greater principal amount of Notes was outstanding. The Company paid $243,874 in management fees for the year ended December 31, 2025.

Limited Liability and Indemnification of the Manager and Others

Subject to certain limitations, the management agreement limits the liability of the Manager, its officers, members and affiliates for monetary damages and provides that we will indemnify and pay or reimburse reasonable expenses in advance of final disposition of a proceeding to the Manager, its officers, members and affiliates.

The management agreement provides that to the fullest extent permitted by applicable law the Manager, its officers, members and affiliates will not be liable to us. In addition, pursuant to the management agreement, we have agreed to indemnify the Manager, its officers, members and affiliates to the fullest extent permitted by law, against all expenses and liabilities (including judgments, fines, penalties, interest, amounts paid in settlement with the approval of the company and attorney’s fees and disbursements) arising from the performance of any of their obligations or duties in connection with their service to us or the management agreement, including in connection with any civil, criminal, administrative, investigative or other action, suit or proceeding to which any such person may hereafter be made party by reason of being or having been the Manager or one of the Manager’s directors or officers.

Insofar as the foregoing provisions permit indemnification of directors, officers or persons controlling us for liability arising under the Securities Act, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Term and Removal of the Manager

The management agreement provides that the Manager will serve as our manager for an indefinite term, but that the Manager may be removed by us, or may choose to withdraw as manager, under certain circumstances.

Our board of directors may only remove the Manager at any time with 30 days’ prior written notice for “cause.” “Cause” is defined as:

•	the Manager’s continued breach of any material provision of the management agreement following a period of 30 days after written notice thereof (or 45 days after written notice of such breach if the Manager, under certain circumstances, has taken steps to cure such breach within 30 days of the written notice);

•	the commencement of any proceeding relating to the bankruptcy or insolvency of the Manager, including an order for relief in an involuntary bankruptcy case or the Manager authorizing or filing a voluntary bankruptcy petition;

•	the Manager committing fraud against us, misappropriating or embezzling our funds, or acting, or failing to act, in a manner constituting bad faith, willful misconduct, gross negligence or reckless disregard in the performance of its duties under the management agreement; provided, however, that if any of these actions is caused by an employee, personnel and/or officer of the Manager or one of its affiliates and the Manager (or such affiliate) takes all necessary and appropriate action against such person and cures the damage caused by such actions within 30 days of the Manager’s actual knowledge of its commission or omission, then the Manager may not be removed; or

•	the dissolution of the Manager.

Unsatisfactory financial performance does not constitute “cause” under the management agreement.

In the event of the removal of the Manager, the Manager will cooperate with us and take all reasonable steps to assist in making an orderly transition of the management function. The Manager will determine whether any succeeding manager possesses sufficient qualifications to perform the management function.

Item 4.	Security Ownership of Management and Certain Securityholders

The following table sets forth information regarding the beneficial ownership of our membership interests as of December 31, 2025, by:

•	each of our directors;
•	each of our named executive officers;
•	each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our membership interests; and
•	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. Except as otherwise indicated in the footnotes to the table below, all of the interests reflected in the table are membership interests and all persons listed below have sole voting and investment power with respect to the interests beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

Percentage ownership calculations are based on 1,000 membership interests outstanding as of December 31, 2024.

	Interests Beneficially Owned
Name of Beneficial Owner	Number	Percentage

Officers and Directors
Todd B. Parriott	1,000(1)	100%

_______________

(1) Consists of 1,000 interests owned by Connect Invest Corp. of which Mr. Parriott may be deemed to be the beneficial owner.

	Interests Beneficially Owned
Name of Beneficial Owner	Number	Percentage

5% holders
Todd B. Parriott	1,000(1)	100%
Connect Invest Corp.	1,000	100%

_______________

(1) Consists of 1,000 interests owned by Connect Invest Corp. of which Mr. Parriott may be deemed to be the beneficial owner.

Item 5.	Interest of Management and Others in Certain Transactions

For further details, please see Note 3 “Related-party Transactions,” in Item 7, Financial Statements.

Item 6.	Other Information

None

Item 7.	Financial Statements

Connect Invest II LLC

Financial Statements and Independent Auditor's Report
December 31, 2025 and 2024

Connect Invest II LLC
Table of Contents
December 31, 2025

INDEPENDENT AUDITOR’S REPORT

To the Member of Connect Invest II LLC

Opinion

We have audited the accompanying financial statements of Connect Invest II LLC, which comprise the balance sheet as of December 31, 2025, and the related statements of operations, changes in member’s deficit, and cash flows for the year then ended, and the related notes to financial statements (collectively the “financial statements”).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Connect Invest II LLC as of December 31, 2025, and the results of its operations and their cash flows for the year ended December 31, 2025 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Connect Invest II LLC and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Connect Invest II LLC’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

ASSURANCE DIMENSIONS, LLC

also d/b/a McNAMARA and ASSOCIATES, LLC

TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053

JACKSONVILLE: 7800 Belfort Parkway, Suite 290 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053

ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053

In performing an audit in accordance with generally accepted auditing standards, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.
•	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Connect Invest II LLC’s internal control. Accordingly, no such opinion is expressed.
•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
•	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Connect Invest II LLC’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

Assurance Dimensions, LLC
Coral Springs, Florida
April 30, 2026

ASSURANCE DIMENSIONS, LLC

also d/b/a McNAMARA and ASSOCIATES, LLC

TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053

JACKSONVILLE: 7800 Belfort Parkway, Suite 290 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053

ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053

Independent Auditor’s Report

To the Management and Board of Directors of Connect Invest II LLC

Las Vegas, Nevada

Opinion

We have audited the financial statements of Connect Invest II LLC (the “Company”), which comprise the balance sheet as of December 31, 2024, the related statements of income, changes in member's deficit, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the Company's financial position of the as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (“GAAS”). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Management’s Responsibilities for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events that, considered in the aggregate, raise substantial doubt about the Company's ability to continue as a going concern for one year after the date the financial statements are issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not absolute assurance; as such, it is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, misrepresentations, intentional omissions, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•	Conclude whether, in our judgment, there are conditions or events that, considered in the aggregate, raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are also required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control- related matters that we identified during the audit.

April 30, 2025
Dallas, Texas

Connect Invest II LLC
Balance Sheets
As of December 31, 2025

	2025	2024
Assets

Current assets:
Cash	$814,405	$817,591
Loans receivable, net	29,795,581	15,072,296
Interest receivable	289,609	124,963
Due from related party	9,549	72,568

Total Assets	$30,909,144	$16,087,418

Liabilities and Member's Deficit

Current liabilities:
Accounts payable	$68,912	$—
Interest payable	228,809	116,412
Notes payable, current portion	16,927,321	9,028,253
Total current liabilities	17,225,042	9,144,665

Long-term liabilities:
Long-term notes payable	14,538,036	6,971,429

Commitments and Contingencies (see Note 7)

Total liabilities	31,763,078	16,116,094

Member's Deficit	(853,934)	(28,676)

Total Liabilities and Member's Deficit	$30,909,144	$16,087,418

The accompanying notes are an integral part of these financial statements.

Connect Invest II LLC
Statements of Operations
For the Year Ended December 31, 2025

	2025	2024

Revenue:
Interest income	$2,737,507	$1,214,741
Interest expense	2,177,177	989,516
Net interest income	560,330	225,225

Expenses:
Provision for (recovery of) credit losses	866,977	(45,897)
Asset management fee	243,874	102,235
Professional fees	86,152	70,961
Advertising	—	9,950
Office expense	371	—
Total Expenses	1,197,374	137,249

Miscellaneous income	7,056	783

Net Income (Loss)	$(629,988)	$88,759

The accompanying notes are an integral part of these financial statements.

Connect Invest II LLC
Statements of Changes in Member's Deficit
For the Year Ended December 31, 2025

Beginning Member's deficit, January 1, 2024	$(61,894)

Net income	88,759

Member contributions	33,660

Member distributions	(89,201)

Member's deficit, December 31, 2024	$(28,676)

Net loss	(629,988)

Member contributions	20,974

Member distributions	(216,244)

Member's deficit, December 31, 2025	$(853,934)

The accompanying notes are an integral part of these financial statements.

Connect Invest II LLC
Statements of Cash Flows
For the Year Ended December 31, 2025

	2025	2024
Cash Flows from Operating Activities
Net income (loss)	$(629,988)	$88,759
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Provision for (recovery of) credit losses	866,977	(45,897)
Changes in operating assets and liabilities:
Interest receivable	(164,646)	(63,688)
Due from related party	63,019	(29,218)
Prepaid expenses	—	7,656
Accounts payable	68,912	(2,018)
Interest payable	112,397	75,449
Net cash provided by operating activities	316,671	31,043

Cash Flows from Investing Activities
Purchase of loans receivable	(31,822,500)	(8,670,134)
Principal repayments on loans receivable	16,232,237	—
Net cash used in investing activities	(15,590,263)	(8,670,134)

Cash Flows from Financing Activities
Proceeds from notes payable	34,414,996	9,482,122
Repayments of notes payable	(18,949,320)	—
Member contributions	20,974	33,660
Member distributions	(216,244)	(89,201)
Net cash provided by financing activities	15,270,406	9,426,581

Net increase (decrease) in cash	(3,186)	787,490
Cash, beginning of year	817,591	30,101
Cash, end of year	$814,405	$817,591

Supplemental Disclosure of Cash Flow Information
Cash paid for interest	$2,064,780	$832,141

The accompanying notes are an integral part of these financial statements.

Connect Invest II LLC
Notes to the Financial Statements
December 31, 2025 and 2024

Note 1 – Nature of Business and Organization

Connect Invest II LLC ("the Company") is an Internet-based social lending platform that enables its investors to purchase real estate secured loan payment dependent notes, the proceeds of which are used to acquire real estate-related loans. The Company was organized in Nevada on October 29, 2020 and commenced planned principal operations on July 1, 2021. The Company acquires real estate loans originated by Ignite Funding, LLC ("Ignite"), a licensed mortgage broker and an affiliate of the Company. The Company acquires real estate loans made to borrowers primarily in the western United States, generally Arizona, Colorado, Nevada, and Utah.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Accounting principles followed by the Company, and the methods of applying those principles which materially affect the determination of financial position, results of operations, and cash flows are summarized below.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

The Company has concentrated credit risk for cash by maintaining deposits in a bank. At times, balances may exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation (“FDIC”). The Company monitors the financial health of the bank, has not experienced any losses in such accounts, and believes it is not exposed to any significant credit risk to cash. On December 31, 2025 and 2024, cash totaled $814,405, and $817,591, respectively.

Cash consists of deposits held at financial institutions. The Company maintains its cash balance at one or more financial institutions which, at times, may exceed federally insured limits. Accounts are insured by the FDIC up to $250,000 per depositor, per insured bank, for each account ownership category. At December 31, 2025 and 2024, the Company had cash balances in excess of FDIC insured limits of $564,405, and $567,591, respectively.

Loans Receivable, net

The Company participates, as an investor, in collateralized short term real estate loans that are generally due within one year. The loans are carried at cost, net of any unamortized deferred fees and costs and net of any allowance for credit losses. The Company considers a loan to be non-performing when interest and/or principal payments are contractually 90 days past due.

Connect Invest II LLC
Notes to the Financial Statements
December 31, 2025 and 2024

Note 2 – Summary of Significant Accounting Policies (continued)

Loans Receivable, net (continued)

Loans receivable are carried at unpaid principal balance, net of any unamortized deferred fees and costs and net of the allowance for credit losses. At December 31, 2025 and 2024, loans receivable, gross totaled $30,741,344, and $15,151,081, respectively. After consideration of the allowance for credit losses of $945,763 in 2025 and $78,785 in 2024, loans receivable, net totaled $29,795,581 and $15,072,296. At December 31, 2025 and 2024, loans that are in nonaccrual status total $2,581,640 and $1,101,238, respectively.

Allowance for Credit Losses

The Company maintains an allowance for credit losses to estimate expected losses inherent in its loan portfolio. Management evaluates the adequacy of the allowance for credit losses based on historical portfolio performance, current conditions, specific loan-level risk characteristics, and other qualitative and quantitative factors relevant to collectability. The Company has observed Ignite’s portfolio over the past five years as it has similar risk characteristics. Management believes that Ignite’s most recent five-year period is a reasonable period on which to base its expected credit loss rate calculation after considering the management, underwriting and loan servicing process. Giving consideration for Ignite’s average credit loss rate for the most recent five-year period and recent economic conditions, the Company increased the credit loss rate to 1%. Allowance for credit losses is calculated with 1% of loans in good standing plus any amount needed for loans in default that are individually assessed to determine if the allowance for credit losses is sufficient to cover the defaulted loan amount.

At December 31, 2025 and 2024, the allowance for credit losses was $945,763 and $78,785, respectively. For the year ended December 31, 2025, the Company recorded a provision for credit losses of $866,977 and for the year ended December 31, 2024, the Company recorded a recovery of credit losses of $45,897, which is included in the accompanying statements of operations. The Company monitors credit risk through a combination of loan performance metrics, collateral values, borrower payment status, as well as borrower performance and collateral conditions. These indicators are used in conjunction with aging analysis and loan-level assessments to evaluate credit quality and estimate expected credit losses.

Allowance for Credit Losses Activity	Commercial	Residential	Total Amount
Balance at January 1, 2024	$61,095	$63,588	$124,683
Recovery of credit losses	(22,490)	(23,407)	(45,897)
Balance at December 31, 2024	$38,605	$40,181	$78,786
Provision for credit losses	425,749	441,228	866,977
Balance at December 31, 2025	$464,354	$481,409	$945,763

Connect Invest II LLC
Notes to the Financial Statements
December 31, 2025 and 2024

Note 2 – Summary of Significant Accounting Policies (continued)

Revenue Recognition

The Company follows Accounting Standards Codification (“ASC”) 835, Interest, and ASC 310, Receivables, to recognize its interest income and origination fee income. Interest income is accrued and recorded in the statements of operations as it is earned. Loans are placed on nonaccrual status when principal or interest payments are 90 days or more past due, or earlier if there is significant doubt regarding collectability. When a loan is placed on nonaccrual status, previously accrued but unpaid interest is reversed. Thereafter, interest income is recognized only when payments are received and the principal balance is deemed collectible. For the years ended December 31, 2025 and 2024, interest income totaled $2,737,507 and $1,214,741, respectively.

Income Taxes

The Company is organized as a limited liability company and has elected to be treated as a pass-through entity for federal income tax purposes. As such, no expense for federal taxes is included in the financial statements. The annual federal income tax liability resulting from the Company’s activities is the responsibility of its sole member, and the member will report the Company’s taxable income or loss. In the event of an examination of the Company’s tax return, the member’s liability could be changed if an adjustment of the Company’s income or loss is ultimately sustained by taxing authorities.

Authoritative guidance for accounting for uncertainty in income taxes requires that the Company recognize the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an examination.

Management has reviewed the Company’s tax positions and determined there were no uncertain tax positions requiring recognition in the financial statements.

Federal and state income tax statues dictate that tax returns filed in any of the previous three reporting periods remain open to potential examination by relevant tax oversight agencies. Currently, the Company is not the subject of any active examinations.

Recent Accounting Pronouncements

Recent accounting pronouncements issued by the Financial Accounting Standards Board (“FASB”) or other authoritative standard-setting bodies with future effective dates are either not applicable to the Company or are not expected to have a material impact on the Company’s financial statements.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. The amendments in this update provide a practical expedient for entities estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under ASC 606, Revenue from Contracts with Customers. The practical expedient allows entities to estimate expected credit losses by assuming that the conditions existing as of the balance sheet date will remain unchanged for the remaining life of current accounts receivable and current contract assets.

Connect Invest II LLC
Notes to the Financial Statements
December 31, 2025 and 2024

Note 2 – Summary of Significant Accounting Policies (continued)

Recent Accounting Pronouncements (continued)

The guidance is effective for fiscal years beginning after December 15, 2025, including interim periods within those fiscal years, with early adoption permitted. The Company does not expect the adoption of this new guidance to have a material impact on the financial statements.

Segment Reporting

FASB Accounting Standards Update (“ASU”) 2023-07, Improvements to Reportable Segment Disclosures (“ASU 2023-07”), requires disclosure of significant segment expenses that are regularly provided to the chief operating decision maker (“CODM”) and included in the reported measure of segment profit or loss. The Company is engaged in a single line of business as an internet-based real estate lending platform. The Company has identified its sole member and manager as the CODM, who uses net loss and overall financial results to evaluate the performance of the business and allocate resources. The Company’s operations constitute a single operating segment and, therefore, a single reportable segment because the CODM manages the business activities using consolidated financial information of the Company as a whole.

Note 3 – Loans Receivable, net

The Company records its investments in loans receivable at unpaid principal balance, less allowance for credit losses. Interest rates on the underlying loans generally range from 12% to 14%, and interest is generally paid monthly. The loans are generally structured as interest-only with a balloon payment of principal due at maturity, except for loans in default or otherwise modified. Ignite will notify the Company if a borrower or loan becomes delinquent or presents increased credit risk. Determination of loan delinquency depends on the terms of the individual loan agreement. Failure by the borrower to remit payment in accordance with the loan agreement may result in the loan being placed in default.

The Company elects to write off uncollected accrued interest receivable by reversing interest income in a timely manner and does not maintain an allowance for credit losses on accrued interest receivable. Accordingly, no interest on defaulted loans was included in interest receivable or results of operations for the years ended December 31, 2025 and 2024. As of December 31, 2025 and 2024, all loans are current, with the exception of twenty loans and nine loans, respectively, that are past due and in default with a total aggregate principal balance of $2,581,640 and $1,101,238, respectively. At December 31, 2025 and 2024, the Company had $289,609 and $124,963, respectively in accrued interest receivable due from borrowers.

Connect Invest II LLC
Notes to the Financial Statements
December 31, 2025 and 2024

Note 3 – Loans Receivable, net (continued)

Loan Type	2025	2024
Residential	$16,135,000	$7,464,157
Commercial	14,606,344	7,686,925
Total loans receivable, gross	30,741,344	15,151,082
Less: allowance for credit losses	(945,763)	(78,786)
Loans receivable, net	$29,795,581	$15,072,296

All loans are initially underwritten with contractual terms of approximately nine months and are therefore classified as current at origination. Borrowers may elect to extend the loan term for an additional period, generally up to nine months, subject to the terms of the loan agreement. As a result, while contractual maturity dates may extend beyond one year if extensions are exercised, such extensions are at the borrower’s option and are not indicative of the expected duration at origination.

Accordingly, all loans receivable are classified as current as of December 31, 2025 and 2024.

Note 4 – Notes Payable

Notes payable consist of 6-, 12-, and 24-month notes with stated interest rates ranging from 7.5% to 9.0%. The notes generally require interest-only payments with a balloon payment of principal at maturity. At December 31, 2025 and 2024, accrued interest payable totaled $228,809 and $116,412, respectively.

The scheduled maturities of notes payable as of December 31, 2025, is as follows

Maturity Year	Amount

2026	$16,927,321
2027	14,538,036
$31,465,357

The notes payable balances consist of the following at December 31, 2025 and 2024:

For the years ended December 31, 2025 and 2024, $2,177,177 and $989,516, respectively, of interest expense has been incurred in relation to the notes payable.

Type of Note Payable	Interest Rate	2025	2024
6 month	7.5%	$2,894,460	$3,935,790
12 month	8%	6,740,570	3,735,865
24 month	9%	21,830,327	8,328,027
		$31,465,357	$15,999,682

Connect Invest II LLC
Notes to the Financial Statements
December 31, 2025 and 2024

Note 5 – Related Party Transactions

The Company invests in real estate loans that are originated and serviced by Ignite, and all loan receivables are serviced by Ignite. The Company has a shared services agreement, effective January 1, 2021, with iManagement Group, LLC, an affiliate of the Company. Under the terms of the agreement, the Company pays fees for various corporate support staff, administrative services, office space, office equipment, and supplies.

For the years ended December 31, 2025 and 2024, the Company paid management fees of $243,874 and $102,235, respectively, which is included on the accompanying statements of operations. At December 31, 2025 and 2024, the Company had $9,549, and $72,568, respectively, due from related party.

Note 6 – Member’s Deficit

The Company is a single-member limited liability company. At January 1, 2024, member’s deficit was $61,894. During the year ended December 31, 2024, the Company reported a net income of $88,759, received member contributions of $33,660, and made member distributions of $89,201, resulting in member’s deficit of $28,676 at December 31, 2024. At January 1, 2025, member’s deficit was $28,676. During the year ended December 31, 2025, the Company reported a net loss of $629,988, received member contributions of $20,974, and made member distributions of $216,244, resulting in member’s deficit of $853,934 at December 31, 2025.

Note 7 – Commitments and Contingencies

In the ordinary course of business, the Company is subject to various commitments and contingencies, including contractual obligations and potential legal or regulatory matters. Management is not aware of any pending or threatened matters that would require accrual or disclosure of a material liability.

Note 8 – Subsequent Events

In preparing the financial statements, the Company evaluated subsequent events through April 30, 2026, the date the financial statements were available for issuance, and concluded that no subsequent events requiring recognition or disclosure in the financial statements had occurred.

Connect Invest II LLC

Notes to the Financial Statements
December 31, 2024

Note 1 – Organization

Connect Invest II LLC (“the Company”) is an Internet-based social lending platform that enables its investors to purchase real estate secured loan payment dependent notes, the proceeds of which are used to acquire real estate-related loans. The Company was organized in Nevada on October 29, 2020, and commenced planned principal operations on July 1, 2021. The Company acquires real estate loans originated by Ignite Funding, LLC (“Ignite”), a licensed mortgage broker and an affiliate of the Company. The Company acquires real estate loans made to borrowers primarily in the western United States, generally Arizona, Colorado, Nevada, and Utah.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation

The Company maintains its accounts on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Accounting principles followed by the Company, and the methods of applying those principles which materially affect the determination of financial position, results of operations, and cash flows are summarized below.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

The Company has concentrated credit risk for cash by maintaining deposits in a bank. At times, balances may exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation (“FDIC”). The Company monitors the financial health of the bank, has not experienced any losses in such accounts, and believes it is not exposed to any significant credit risk to cash.

Loans Receivable, net

The Company participates, as an investor, in collateralized short term real estate loans that are generally due within one year. The loans are carried at cost, net of any unamortized deferred fees and costs and net of any allowance for credit losses. The Company considers a loan to be non-performing when interest and/or principal payments are contractually 90 days past due.

Allowance for Credit Losses

The Company has observed Ignite’s portfolio over the past five years as it has similar risk characteristics. Management believes that Ignite’s most recent five-year period is a reasonable period on which to base its expected credit loss rate calculation after considering the management, underwriting and loan servicing process. Ignite’s average credit loss rate for the most recent five-year period is 0.36% and giving consideration for recent economic conditions, the Company increased the credit loss rate to 0.52% over the previous 24 months. The Company also observed the loss rates of comparable financial institutions. The Company uses these historical data points and reasonable and supportable forecasts to develop their allowance. The allowance for credit losses was $78,785 at December 31, 2024. The Company had recovery of credit losses of $45,897 for the year ended December 31, 2024.

Connect Invest II LLC

Notes to the Financial Statements
December 31, 2024

Note 2 – Summary of Significant Accounting Policies (Continued)

Allowance for Credit Losses (continued)

The following is an analysis of the allowance for credit losses for loans receivable at December 31, 2024:

Balance at January 1, 2024	$124,682
Recovery of credit losses	(45,897)
Balance at December 31, 2024	$78,785

Revenue Recognition

The Company recognizes interest income based on the difference between the interest rate charged on Company-funded real estate loans and the interest payable on the corresponding notes. Based on the contractual terms of the underlying loan agreements, interest income is accrued and recorded in the statement of income as it is earned.

Loans are placed on nonaccrual status when principal or interest payments are 90 days or more past due, or earlier if there is significant doubt regarding the collectability of principal or interest. When a loan is placed on nonaccrual status, previously accrued but unpaid interest is reversed. Thereafter, interest income is recognized only when payments are received, and the principal balance is deemed collectible.

Income Taxes

The Company is organized as a limited liability company and has elected to be treated as a pass-through entity for federal income tax purposes. As such, no expense for federal taxes is included in the financial statements. The annual federal income tax liability resulting from the Company’s activities is the responsibility of its sole member, and the member will report the Company’s taxable income or loss. In the event of an examination of the Company’s tax return, the member’s liability could be changed if an adjustment of the Company’s income or loss is ultimately sustained by taxing authorities.

Authoritative guidance for accounting for uncertainty in income taxes requires that the Company recognize the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an examination.

Management has reviewed the Company’s tax positions and determined there were no uncertain tax positions requiring recognition in the financial statements.

Federal and state income tax statues dictate that tax returns filed in any of the previous three reporting periods remain open to potential examination by relevant tax oversight agencies. Currently, the Company is not the subject of any active examinations.

Advertising

The Company expenses advertising costs as incurred. For the year ended December 31, 2024, advertising expenses totaled $9,950, which is included in the accompanying statement of income.

Recent Accounting Pronouncements

Recent accounting pronouncements issued by the Financial Accounting Standards Board (“FASB”) or other authoritative standards groups with future effective dates are either not applicable or are not expected to be significant to the financial statements of the Company.

Connect Invest II LLC

Notes to the Financial Statements
December 31, 2024

Note 3 – Loans Receivable, net

The Company records its investments in loans receivable at amortized cost. The interest rates range from 12% to 14% and interest is paid monthly. The payments on the loans are interest only with a balloon payment of principal, payable in full at the end of the term of the loan, except for the defaulted notes discussed below. At December 31, 2024, the Company had $124,963 in interest receivable due from borrowers.

Ignite will notify the Company if a borrower or loan becomes delinquent, or there is a credit risk. Determination for loan delinquency depends to the individual loan agreement. The agreements contain specific parameters agreed to by the borrower. Failure by the borrower to remit payment in accordance with the agreement may trigger default on the loan.

Nine loans were in default and not accruing interest as of December 31, 2024. The Company elects to write off uncollected accrued interest receivable by reversing interest income in a timely manner and not measure an allowance for credit losses for accrued interest receivable. No interest for the defaulted loans were included in interest receivable or results from operations for the year ended December 31, 2024. The amount of loans in default totaled $1,101,238 at December 31, 2024. One loan matured in October 2023, another in February 2024, three in October 2024, and the remaining four are expected to mature between January and June 2025.

The defaults were a result of the borrowers’ failure to make monthly interest payments. The Company has determined the allowance for credit losses adequately mitigates the risk surrounding the loans in default when considering the loan to property cost values.

The loan receivable portfolio consists of residential and commercial properties consisting of the following at December 31, 2024:

Loan Type	Amount
Residential	$7,464,157
Commercial	7,686,925
15,151,081
Less: allowance for credit losses	(78,785)
$15,072,296

The total amount of defaulted loans were $92,138 and $235,000 at December 31, 2023 and December 31, 2024, respectively. The scheduled maturities of loans receivable as of December 31, 2024, is as follows:

Maturity Year	Amount
2023	$92,138
2024	235,000
2025	7,596,743
2026	7,227,200
15,151,081
Less: allowance for credit losses	(78,785)
$15,072,296

Connect Invest II LLC

Notes to the Financial Statements
December 31, 2024

Note 4 – Notes Payable

Notes payable consists of 6-, 12-, and 24-month notes with interest rates ranging from 7.5% to 9%. The payments on the notes payable are interest-only with a balloon payment of principal payable in full at the term for the loan. At December 31, 2024, the Company had $116,412 in accrued interest payable due to noteholders.

The scheduled maturities of notes payable as of December 31, 2024 are as follows:

Maturity Year	Amount
2025	$9,028,253
2026	6,956,907
2027	14,522
$15,999,682

The notes payable balance consists of the following at December 31, 2024:

Type of Note Payable	Interest Rate	Amount
6 Month	7.50%	$3,935,790
12 Month	8%	3,735,865
24 Month	9%	8,328,027
		$15,999,682

Note 5 – Related Party Transactions

The Company invests in real estate loans that are originated and serviced by Ignite, and all loan receivables are serviced by Ignite. The Company has a shared services agreement, effective January 1, 2021, with iManagement Group, LLC, an affiliate of the Company. Under the terms of the agreement, the Company will pay fees to iManagement Group, LLC for various corporate support staff, administrative services, office space, office equipment and supplies. The Company paid management fees of $102,235 during the year ended December 31, 2024, which is included in asset management fees on the accompanying statement of income.

At December 31, 2024, the Company had $72,568 due from the sole member, which is included on the accompanying balance sheet.

Note 6 – Subsequent Events

In preparing the financial statements, the Company has evaluated all subsequent events and transactions for potential recognition or disclosure through April 25, 2025, the date the financial statements were available for issuance.

*****

Item 8.	Exhibits

Exhibit Number	Description
2.1	Articles of Organization of Connect Invest II LLC*
2.2	Amended and Restated Operating Agreement of Connect Invest II LLC*
3.1	Form of Note (included as Exhibit A in Exhibit 3.2)*
3.2	Form of Note Purchase Agreement*
6.1	Form of Security Agreement*
6.2	Management Agreement*
6.3	Connect Invest Corp. Management Agreement (June 1, 2025)*
6.4	Termination Agreement(June 1, 2025)*
11.1	Consent of Audit**
11.2	Consent of Audit**

* Previously filed.

** Filed herewith.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized, in Las Vegas, Nevada on April 30, 2026.

CONNECT INVEST II LLC

By:	/s/ Todd B. Parriott
Name: Todd B. Parriott
Title: Chief Executive Officer

Pursuant to the requirements of Regulation A, this Annual Report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Todd B. Parriott	Chief Executive Officer
Todd B. Parriott	(Principal Executive Officer)	April 30, 2026

/s/ Mason Weiler	Vice President-Accounting	April 30, 2026
Mason Weiler	(Principal Financial Officer and
Principal Accounting Officer)